MICHAEL D. HARRIS E-MAIL ADDRESS: mharris@nasonyeager.com	DIRECT DIAL: (561) 471-3507 FAX NUMBER: (561) 686-5442
SABADELL UNITED BANK TOWER
1645 PALM BEACH LAKES BOULEVARD
SUITE 1200
WEST PALM BEACH, FLORIDA 33401

TELEPHONE (561) 686-3307  FACSIMILE (561) 686-5442
www.nasonyeager.com

August 3, 2012

VIA EDGAR
Ms. Leigh Ann Schultz
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20546

Re:           Aspen Group, Inc.

Dear Ms. Schultz

In accordance with our discussions this week concerning the propriety of our client, Aspen Group, Inc. (the “Company”), carrying the accounts receivable from Higher Education Management Group, Inc. as an asset on its balance sheet, the Company intends to convene a meeting of the Board of Directors on August 10, 2012 to approve management’s recommendation to restate its financial statements for the years ended December 31, 2010 and 2011 and the three months ended March 31, 2012.

We will contact you following the meeting of the Board of Directors of the Company.  This further acknowledges that if the Board approves the Resolution of the Company’s financial statements, a Form 8-K will be required to be filed.

Very truly yours,

NASON, YEAGER, GERSON, WHITE & LIOCE, P.A.

/s/ Michael D. Harris

MICHAEL D. HARRIS

cc:  Mr. Michael Mathews (via email)
       Mr. David Garrity (via email)
       Mr. David Hexter (via email)
       Scott Salberg, CPA (via email)